STEALTHGAS INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

April 24, 2019

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Notice of Disclosure filed in StealthGas Inc.’s Form 20-F for the year ended December 31, 2018 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that StealthGas Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on April 24, 2019. This disclosure can be found in “Item 4. Information on the Company—B. Business Overview” of the Annual Report on Form 20-F under the heading “Disclosure of activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934” and is incorporated by reference herein.

Respectfully submitted, STEALTHGAS INC.

By:	/s/ Harry N. Vafias

Name: Harry N. Vafias Title: Chief Executive Officer